Mail Stop 03-05

                                          January 21, 2005


Mr. Bruce Littell
Chief Executive Officer
Logistical Support, Inc.
19734 Dearborn Street
Chatsworth, CA 91311


Re:	Logistical Support, Inc.
	Amendment No. 1 to Form SB-2
	File No. 333-120520, filed on January 7, 2005


Dear Mr. Littell,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Developments, page 1

1. We note that on January 10, 2005 you filed an 8-K updating the status of your dispute with Triumph and Hill Aerospace and Defense.
In your next amendment, please update this section to reflect any developments since the filing of Amendment No. 1.


We have recently been unable to rely upon payment by the United
States government... deplete our available working capital, page 4

2. We note your response to our prior comment 7. Please consider revising this section to include the sentence in your supplemental response which begins "Past performance is a critical factor in being awarded government contracts..." In addition, we encourage you to clarify that the government does not provide any guidance as to why progress payments are delayed or denied.

Repurchase Option Agreement, page 25

3. Please consider revising the registration statement to disclose, if true, that you cancelled your arrangement with GCH.

Cash on hand, page 26

4. We note your response to our prior comment 35. It appears that you have provided a forecast of your cash requirements through the end of
2005. Please revise to include as well a discussion of liquidity on a long-term basis, i.e., greater than one year.

Undertakings

5. Please include the undertaking in 512(c) of Regulation S-B.



*	*	*


Closing

	File an amendment in response to these comments. Provide a cover letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. We may have comments after reviewing your revised materials and your responses. Address your response letter to the address on the letterhead, using 20549-0305 as the zip code.

      You may contact Robert Perdue at (202) 824-5536 or Margery
Reich at (202) 942-1839, if you have questions regarding comments on the financial statements and related matters.  Please contact Daniel Morris at (202) 824-5228 or me at
(202) 942-1850 with any other questions.

Sincerely,



Max A. Webb
Assistant Director


cc:	Via Facsimile
      Jennifer Post (Richardson & Patel)
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Logistical Support, Inc.
January 21, 2005
Page 1